

Mail Stop 4720

May 5, 2016

Via E-mail
Jorge Newbery
Chief Executive Officer
American Homeowner Preservation 2015A LLC
819 S. Wabash Avenue, Suite 606
Chicago, Illinois 60605

> **Re: American Homeowner Preservation 2015A LLC**
> **Offering Statement on Form 1-A**
> **Filed April 26, 2016**
> **File No. 024-10547**

Dear Mr. Newbery:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Unless we note otherwise, our references to prior comments are to comments in our March 14, 2016 letter addressed to American Homeowner Preservation 2015A LLC.

General

1.   We note your response to comment 1. Please refer to your disclosure on the bottom of page 1 under the heading "Summary of the Offering" wherein you indicate that you "will" make distributions, including enough to pay investors a 12% return, which implies

that such rate is guaranteed. Please revise to clarify that you "intend to" make distributions in the manner presented.

2.   We note your response to comment 3. Refer to the following disclosure on page 20: "The Value of Assets Remaining is primarily the value assigned to the remaining assets as [sic] the time they were purchased, in some cases written down (but not up)." Please revise to clarify, if true, that the Value of Assets Remaining is the present value of estimated future payments on the purchased loans. Also disclose how often you reevaluate the Value of Assets Remaining.

Exhibits

3.   It appears that you intended to file a number of exhibits with your offering statement (as indicated in your exhibit index) but did not actually file them. Please file the missing exhibits with your next amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Markley S. Roderick
        Flaster/Greenberg PC